QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Nextel Partners, Inc. and Subsidiaries
Computation of Ratio to Fixed Charges

	Year Ended December 31,			Three Months Ended March 31,		Three Months Ended June 30,
	2000	2001	2002	2002	2003	2002	2003
EARNINGS (LOSS)
Pretax income (loss)	$(265,140)	$(285,946)	$(264,296)	$(78,454)	$(46,315)	$(72,218)	$(105,701)
Add back: fixed charges as disclosed below	127,016	154,680	190,746	44,111	47,200	48,820	46,039
Less: capitalized interest	(15,712)	(12,548)	(3,233)	(765)	(539)	(1,003)	(554)

Earnings (loss) as adjusted	(153,836)	(143,814)	(76,783)	(35,108)	346	(24,401)	(60,216)
FIXED CHARGES:
Interest expense, net of capitalized interest	99,360	122,413	160,117	36,899	39,186	41,039	37,880
Capitalized interest	15,712	12,548	3,233	765	539	1,003	554
Amortization of debt issuance costs	3,259	3,683	4,466	1,101	1,107	1,119	1,224
Portion of rent expense representative of interest factor	8,685	16,036	22,930	5,346	6,368	5,659	6,381

	127,016	154,680	190,746	44,111	47,200	48,820	46,039

DEFICIENCY OF EARNINGS TO FIXED CHARGES	$(280,852)	$(298,494)	$(267,529)	$(79,219)	$(46,854)	$(73,221)	$(106,255)

QuickLinks

  Exhibit 12.1
Nextel Partners, Inc. and Subsidiaries Computation of Ratio to Fixed Charges